Jacob Funds Inc.
c/o Jacob Asset Management of New York LLC
653 Manhattan Beach Blvd. #J
Manhattan Beach, CA 90266

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin, 53202

December 30, 2009

Via E-mail to lhatch@sec.gov and EDGAR Transmission

 Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Jacob Funds Inc.
Registration Statement on Form N-14 (File No: 333-163809)
Request for Acceleration

Ladies and Gentlemen:

On behalf of Jacob Funds Inc. and its principal underwriter, Quasar Distributors, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement be accelerated to Thursday, December 31, 2009, or as soon as practicable thereafter.  Laura Hatch of the staff of the U.S. Securities and Exchange Commission has provided comments on the Registration Statement and has previously discussed the possible acceleration of the effectiveness of the Registration Statement with Samuel K. Goldstein of Stradley Ronon Stevens & Young, LLP.

Thank you for your prompt attention to the request for acceleration.  Please contact Samuel K. Goldstein at (215) 564-8128 or Michael P. O’Hare at (215) 564-8198 if you have any questions or need further information.

/s/ Ryan I. Jacob                                                                                             /s/ Teresa Cowan
Name:  Ryan I. Jacob                                                                                     Name:  Teresa Cowan
Title:  President                                                                                              Title:  Vice President
Jacob Fund Inc.                                                                                              Quasar Distributors, LLC

cc:              Michael P. O’Hare
                   Samuel K. Goldstein